Form of Resignation Letter

[Date]

Melrose PLC ("Melrose")

Leconfield House

Curzon Street

London W1J 5JA

Dear Sirs

Director Resignations

The undersigned is a member of the Administrative Board of Elster Group SE, a one-tier European stock corporation incorporated under the laws of the Federal Republic of Germany and registered in the commercial register of the local court of Essen, Germany, under HRB 22030 ("Elster"). The undersigned refers to the offer, either by Melrose or through a wholly-owned subsidiary of Melrose (the "Subsidiary"), to purchase for cash the entire issued ordinary share capital of Elster, to be implemented by way of a US tender offer to holders of Elster American Depository Shares ("ADSs") and holders of Elster ordinary shares ("Shares") at a price of $20.50 per ADS or $82.00 per Share (the "Tender Offer").

1.	Upon (a) the Tender Offer not having expired or been terminated without Melrose and/or Subsidiary having accepted for payment validly tendered and not properly withdrawn ADSs and Shares in Elster representing at least a majority stake in Elster; and (b) each relevant Elster group company agreeing, if required, to a shortening of any applicable notice period, the undersigned will, as far as legally permissible and in compliance with his fiduciary duties, in particular his duties of care and loyalty under Section 93 Stock Corporation Act, and in particular unless mis-timed (zur Unzeit):

[(i)	resign as a director of Elster and of any other member of the Elster group with effect from the date on which Melrose delivers to the undersigned written evidence reasonably acceptable to the undersigned that Melrose or the Subsidiary (as the case may be) has deposited with the tender agent the aggregate consideration due and payable to holders of ADSs and/or Shares that Melrose or the Subsidiary (as the case may be) has accepted for payment during the initial offering period of the Tender Offer (the "Deposit Date") or, if not practicable, on the first trading day of the Federal Republic of Germany immediately following the Deposit Date; and][1]

[(i)	resign as a director of Elster and of any other member of the Elster group with effect as of the end of the date on which the competent court has appointed new members of the Administrative Board of Elster upon the filing of an application by the undersigned as provided for and in accordance with Sec. 9.5 of the Investment Agreement concluded between Elster, Melrose and the Subsidiary on 29 June 2012; and][2]

1 Included in resignation letters of members of Elster Administrative Board (except for CEO)

2 Included in resignation letter of CEO

(ii)	confirm, upon such resignation becoming effective ("Effective Date") (in terms reasonably acceptable to Melrose), that he has no unpaid claim against Elster or any other member of the Elster group, subject to the payment of outstanding directors' fees, outstanding expenses and other outstanding remuneration, if any, at the Effective Date.

2.	You agree to:

(i)	procure that the undersigned will be exonerated (entlastet) at the first general meeting of Elster after the Effective Date and, if the undersigned has resigned from any corporate body of any other member of the Elster group, at the first comparable shareholders' meeting of such member of the Elster group after the Effective Date; and

(ii)	procure that any outstanding directors' fees, outstanding expenses and other outstanding remuneration will be paid to the undersigned within ten (10) business days after the Effective Date.

3.	This letter shall be governed by, construed and enforced in accordance with the laws of the Federal Republic of Germany without giving effect to its conflict of laws rules or principles.

Yours faithfully,

[Name of Member of the Elster Administrative Board]

Agreed and accepted by:

for and on behalf of
MELROSE PLC

Date:

2